Exhibit 77-C

Meeting of Stockholders - Voting Results

The Annual Meeting of Shareholders (the “Annual Meeting”) of the DCW Total Return Fund (“DCW”) was held on March 16, 2009 pursuant to notice given to all shareholders of record at the close of business on January 15, 2009. At the Annual Meeting, shareholders approved the following proposals:

Proposal 1 DCW — To elect Thomas H. Mack as DCW’s Class II Trustee for a three year term expiring in 2012. The number of shares voting for the election of Mr. Mack was 4,119,109 and the number of shares voting no, or withholding authority was 305,304.

Proposal 2 DCW — To approve or disapprove the proposed investment sub-advisory agreement with Calamos Advisors LLC. The number of shares voting for the sub-advisory agreement was 3,111,677 the number of shares voting no was 172,937 and the number of shares withholding authority was 110,295.

Proposal 3 DCW — To approve or disapprove a change in the Fund’s Amended and Restated Agreements and Declarations of Trust Regarding Ownership and Transfer Limitations. The number of shares voting for the proposal was 3,051,050, the number of shares voting no was 238,553 and the number of shares withholding authority was 105,306.

Other Trustees of DCW as of June 30, 2009, aside from those shown above, include David W. Agostine, who is considered an interested Trustee due to his affiliation with Dividend Capital Investments LLC, the Fund’s advisor, and Jonathan F. Zeschin, John Mezger and J. Gibson Watson, III, all considered independent Trustees. Mr. Zeschin also serves as Chairman of the Board of Trustees for DCW.